Ossen Innovation Announces Third Quarter 2012 Financial Results

SHANGHAI, November 29, 2012  -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced its financial results for the three months and nine months ended September 30, 2012.

“We had positive revenue growth for a second consecutive quarter,” said Dr. Liang Tang, Chairman of Ossen Innovation. “More importantly, we generated positive net income. These developments indicate a rebound in the industry and strong execution from our team. As the market demand improves further, we anticipate our margins to gradually return to historical levels.”

Financial Summary

(in millions ex- EPS)	Q3 2012	Q3 2011	Chg.	YTD 2012	YTD 2011	Chg.
Revenue	$41.1	$31.1	+32%	$95.0	$91.9	3%
Gross Profit	$ 2.9	$4.2	-31%	$7.7	$20.1	-62%
Net Income*	$ 0.7	$2.0	-63%	$1.1	$11.5	-91%
EPS	$0.04	$0.10	-63%	$0.05	$0.57	-91%
Shares Outstanding	19.9	20.0	-0.3%	19.9	20.0	-0.1%

*Net income attributable to controlling interest

Third Quarter 2012 Financial Results

Revenue for the three months ended September 30, 2012 was $41.1 million, an increase of $10 million, or 32%, from the same period a year ago. Sales of coated pre-stressed steel materials, including rare earth coated products, were $29.7 million, up 178% compared to $10.7 million in the third quarter of 2011 due to overall higher demand of coated pre-stressed steel materials in the market.

Gross profit decreased from $4.2 million to $2.9 million, a 31% year-over-year decline.  Gross margin was 7.1%, flat from the second quarter of 2012 and down from 13.6% in the third quarter of 2011. Gross profit and gross margin were down as a result of lower pricing during the market recovery stage.

Gross margin for the third quarter of 2012 were 9.2% and 3.4% for coated pre-stressed steel products and for plain surface pre-stressed steel products, respectively.

Selling expenses increased 19% to $0.3 million due to higher sales. General and administrative expenses increased 58% to $0.5 million mainly due to the increase in R&D expenses. Operating income fell 42% to $2.1 million in the third quarter of 2012 with operating margin of 5.1% compared to $3.6 million and 11.7%, respectively, in the third quarter of 2011.

Net income attributable to controlling interest decreased 63% to $0.7 million in the third quarter of 2012 from $2 million in the year-ago period. Earnings per share were $0.04 versus $0.10 a year ago. The weighted average diluted shares outstanding was 19.9 million compared to 20.0 million a year ago as a result of 88,616 shares repurchased by Ossen as of September 30, 2012.

Nine Months Ended September 30, 2012 Financial Results

Revenues for the nine months ended September 30, 2012 were $95 million, an increase of approximately 3% compared to $91.9 million in the same period a year ago.

Gross profit fell 62% in the first nine months of 2012 to $7.7 million. Gross margin was 8.1% for the nine months ended September 30, 2012 compared to 21.9% in the first nine months of 2011, due to prices decrease as a result of the difficult market conditions.

Operating expenses were $3.5 million, up 53% from $2.3 million in the first nine months of 2011, led by a $1.4 million year-over-year increase in general and administrative expenses. Operating income and operating margin for the year to date of 2012 was $4.2 million and 4.4% compared to $17.8 million and 19.3%, respectively, for the nine months ended September 30, 2011.

Net income attributable to controlling shareholders was $1.1 million, down from $11.5 million in the first nine months of 2011. Earnings per share was $0.05 for the nine months ended September 30, 2012.

Balance Sheet and Cash Flows

Ossen had approximately $24.7 million of cash and restricted cash as of September 30, 2012 compared to $21.3 million at December 31, 2011. Total accounts receivable on September 30, 2012 decreased to $40.5 million from $48.0 million on December 31, 2011. The average accounts receivable days sales outstanding were 101 days in the third quarter of 2012 compared to 118 days in the third quarter of 2011. Advances to suppliers increased to $75.5 million on September 30, 2012 as compared to $62.8 million a quarter ago, as the Company anticipated recovery of the market and purchased larger quantity of raw materials for better pricing. Inventories were down from $17.2 million at December 31, 2011 to 12.4 million at September 30, 2012. Total working capital was $73.5 million at September 30, 2012 compared to $70.8 million at December 31, 2011.

For the nine months ended September 30, 2012, the Company had approximately $13 million of cash outflows from operations as compared to $13.7 million of outflows in the same period of 2011. The primary reason for the reduction in cash used in operations was improvement in accounts receivable collection during the first nine months of 2012, which was partially offset by increased advances to suppliers.

In November 2011, the Company’s Board of Directors approved a share repurchase program for up to 500,000 shares of the Company's American Depositary Receipts ("ADSs") through May 2012. On May 31, 2012 the program was further extended for another 12 months to May 31, 2013. As of September 30, 2012, the Company had repurchased 88,616 shares of ADSs from the secondary market at an average price of $0.98 per share.

Business Updates and Outlook

1.
Accounts receivable collection improved during the first three quarters of 2012. The average accounts receivable days sales outstanding in Q1, Q2 and Q3 of 2012 were 201 days, 145 days and 101 days respectively. The Company expects accounts receiveable collection will further improve and return to the historical levels in the near future.

2.
According to recent government announcements, total investments in railway construction in China will reach RMB530 billion (approx. USD84 billion) in 2013. Funding sources to support these constructions include central government support, bond issuance and bank loans. These funding sources have been secured by the Ministry of Railways in China.

Conference Call

To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for "Ossen Innovation 3rd Quarter 2012 Conference Call” or be prepared to utilize the conference ID.

Conference Call
Date:	Friday, November 30, 2012
Time:	9:00 am Eastern Time, US
Conference Line Dial-In (U.S.):	+ 1 718 354 1231
International Toll Free:	United States: +1-866-519-4004 China, Domestic Mobile: 4006208038 China, Domestic: 8008190121
Conference ID:	74841114

Please dial in at least 10 minutes before the call to ensure timely participation. A playback will be available through December 7, 2012. To listen, please call + 1-855-452-5696 within the United States or + 1-646-254-3697 if calling internationally. Utilize the pass code 74841114 for the replay.

This call is being webcast and can be accessed by clicking on this link:  http://www.media-server.com/m/p/xamj5r5g

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Alan Jin, Chief Financial Officer
Email: alanjin@osseninnovation.com
Phone: +86 (21) 5888-3163
Web: www.osseninnovation.com

Investor Relations
MZ North America
Ted Haberfield, President
Phone: +1-760-755-2716
Email: thaberfield@mzgroup.us
Web: www.mz-ir.com

OSSEN INNOVATION CO., LTD.
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2012 AND 2011

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2012	2011
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$2,100,709	$1,568,261
Restricted cash	22,613,666	19,764,900
Notes receivable – bank acceptance notes	7,903,264	10,851,616
Accounts receivable, net of allowance for doubtful accounts of $386,255 and $384,311 at September 30, 2012 and December 31,2011, respectively	40,548,065	48,049,722
Inventories	12,448,654	17,222,664
Advance to suppliers	75,535,212	41,391,174
Other current assets	3,185,031	6,495,241
Account receivable from related party	534,616	20,799
Total Current Assets	164,869,217	145,364,377
Property, plant and equipment, net	10,031,284	11,022,916
Land use rights, net	4,329,806	4,380,708
Prepayment for plant and equipment	7,910,914	7,869,529
TOTAL ASSETS	$187,141,221	$168,637,530

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2012	2011
	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable – bank acceptance notes	$43,626,018	$24,848,628
Short-term bank loans	45,521,731	47,966,209
Accounts payable	1,199,579	948,475
Customer deposits	608,850	459,915
Income tax payable	42,999	4,792
Other payables and accrued expenses	421,304	324,423
Total Current Liabilities	91,420,481	74,552,442
Long-term bank loans	4,583,893	4,718,094
TOTAL LIABILITIES	96,004,374	79,270,536

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized, 20,000,000 shares issued and 19,911,384 outstanding as of September 30, 2012 ; 20,000,000 shares issued and 20,000,000 shares outstanding as of December 31, 2011, respectively	200,000	200,000
Additional paid-in capital	33,963,932	33,884,656
Statutory reserve	4,040,105	3,884,808
Retained earnings	37,149,055	36,224,467
Treasury stock, at cost: 88,616 and 0 shares as of as of September 30, 2012 and December 31, 2011, respectively	(87,733)	-
Accumulated other comprehensive income	5,742,139	5,295,641
TOTAL SHAREHOLDERS’ EQUITY	81,007,498	79,489,572
Non-controlling interest	10,129,349	9,877,422
TOTAL EQUITY	91,136,847	89,366,994
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$187,141,221	$168,637,530

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Unaudited)

	FOR THE THREE MONTHS ENDED SEPTEMBER 30,		FOR THE NINE MONTHS ENDED SEPTEMBER 30,
	2012	2011	2012	2011

REVENUES	$41,066,144	$31,084,373	$94,956,669	$91,866,308
COST OF GOODS SOLD	38,141,575	26,867,212	87,224,774	71,793,245
GROSS PROFIT	2,924,569	4,217,261	7,731,895	20,073,063
Operating Expenses:
Selling and distribution expenses	298,231	251,721	633,325	809,683
General and administrative expenses	521,602	329,795	2,916,249	1,507,432
Total Operating Expenses	819,833	581,516	3,549,574	2,317,115
INCOME FROM OPERATIONS	2,104,736	3,635,645	4,182,321	17,755,948
Other Income (Expenses):
Financial expenses, net	(1,143,588)	(1,003,853)	(2,915,253)	(2,611,774)
Other income, net	49,374	15,006	383,255	85,692
INCOME BEFORE INCOME TAXES	1,010,522	2,646,798	1,650,323	15,229,866
INCOME TAXES	(156,041)	(374,377)	(318,511)	(2,151,107)
NET INCOME	854,481	2,272,421	1,331,812	13,078,759
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	113,215	272,679	251,927	1,594,126
NET INCOME ATTRIBUTABLE TO OSSEN INNOVATION CO., LTD AND SUBSIDIARIES	741,266	1,999,742	1,079,885	11,484,633
OTHER COMPREHENSIVE INCOME (EXPENSES)
Foreign currency translation gain, net of tax	(174,728)	791,458	446,498	2,589,219
TOTAL OTHER COMPREHENSIVE INCOME (EXPENSES)	(174,728)	791,458	446,498	2,589,219
COMPREHENSIVE INCOME	566,538	2,791,200	1,526,383	14,073,852
EARNINGS PER ORDINARY SHARE Basic and diluted	$0.04	$0.10	$0.05	$0.57
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING Basic and diluted	$19,919,613	$20,000,000	$19,954,867	$20,000,000

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended September 30,
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,331,812	$13,078,759
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	1,190,589	1,566,548
Share-based compensation expense	79,276	78,987
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	7,501,657	(35,660,081)
Inventories	4,774,010	3,820,667
Advance to suppliers	(34,144,039)	(23,514,812)
Other current assets	3,310,212	2,895,266
Notes receivable - bank acceptance notes	2,948,352	17,636,928
Notes receivable from related party - bank acceptance notes	-	3,024,895
Account receivable from related party	(513,817)	(1,374,570)
Increase (Decrease) In:
Accounts payable	251,104	2,134,674
Customer deposits	148,935	50,453
Income tax payable	38,206	(255,258)
Other payables and accrued expenses	96,882	18,089
Due to related party	-	2,811,709
Net cash used in operating activities	(12,986,821)	(13,687,746)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(28,882)	(154,820)
Prepayment for plant and equipment	(1,583)	-
Net cash used in investing activities	(30,465)	(154,820)

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended September 30,
	2012	2011
CASH FLOWS FROM FINANCING ACTIVITIES:
(Increase) in restricted cash	(2,848,766)	(1,328,323)
Proceeds from short-term bank loans	41,784,077	57,482,746
Repayments of short-term bank loans	(44,474,787)	(51,602,914)
Repayments of long-term bank loans	(158,278)	-
Proceeds from notes payable-bank acceptance notes	59,354,226	34,833,953
Repayment of notes payable-bank acceptance notes	(40,677,430)	(32,730,957)
Repurchase of common shares	(87,733)	-
IPO compensation	-	440,955
Net cash provided by financing activities	12,891,309	7,095,460

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(125,977)	(6,747,106)
Effect of exchange rate changes on cash	658,425	1,584,415
Cash and cash equivalents at beginning of period	1,568,261	12,322,982
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,100,709	$7,160,291

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$280,278	$2,424,113
Interest paid	$2,778,438	$2,177,824
Non-cash transactions:
Appropriation to statutory reserve	$155,297	$1,173,410

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended September 30,
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$854,481	$2,272,421
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	361,743	678,860
Share-based compensation expense	26,618	26,618
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	9,404,698	(17,262,055)
Inventories	2,555,970	(3,870,017)
Advance to suppliers	(12,743,803)	23,912,632
Other current assets	2,766,985	(307,780)
Notes receivable - bank acceptance notes	15,270	-
Account receivable from related party	(513,817)	(1,025,603)
Increase (Decrease) In:
Accounts payable	54,347	4,103,291
Customer deposits	257,450	(5,365,525)
Income tax payable	(3,057)	(331,398)
Other payables and accrued expenses	86,437	(161,436)
Due to related party	(316,741)	2,811,709
Net cash provided by operating activities	2,806,581	5,481,717

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(486)	(27,360)
Net cash used in investing activities	(486)	(27,360)

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended September 30,
	2012	2011
CASH FLOWS FROM FINANCING ACTIVITIES:
(Increase) in restricted cash	(5,500,566)	(1,526,634)
Proceeds from short-term bank loans	9,317,286	18,497,612
Repayments of short-term bank loans	(15,017,994)	(23,642,600)
Proceeds from notes payable-bank acceptance notes	19,443,550	8,843,854
Repayment of notes payable-bank acceptance notes	(10,744,423)	(6,716,861)
Repurchase of common shares	(18,702)	-
Net cash used in financing activities	(2,520,849)	(4,544,629)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	285,246	909,728
Effect of exchange rate changes on cash	(281,630)	485,796
Cash and cash equivalents at beginning of period	2,097,093	5,764,767
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,100,709	$7,160,291

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$159,038	$707,589
Interest paid	$928,937	$841,232
Non-cash transactions:
Appropriation to statutory reserve	$77,102	$230,030